July 25, 2007

Ms. Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

Station Place

101 F Street N.E.

Washington, D.C. 20549-7010

Re:	CapSource Financial, Inc.

Pre-effective Amendments 2 and 3 to Registration Statement on Form SB-2 Filed April 20 and 25, 2007

File No. 333-137829

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Amendment 3 to
Current Report on Form 8-K dated May 1, 2006 and filed April 20, 2007

File No. 1-31730

Dear Ms Hardy:

Please accept the following responses on behalf of CapSource Financial, Inc. (the “Company”) to your comments received by letter dated May 4, 2007 with respect to Pre-effective Amendment 2 and 3 to Registration Statement No. 333-137829 on Form SB-2 filed by the Company on April 20 and 25, 2007 and the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, Amendment 3 to Current Report on Form 8-K dated May 1, 2006 and filed April 20, 2007 and subsequent Exchange Act Reports File No. 1-31730. The responses are provided in sequentially numbered paragraphs corresponding to the paragraphs in your letter. We have included the original paragraphs of your letter in regular typeface for your convenience. Our responses are in italics. Any page references are to pages in Amendment No. 4 to Form SB-2, which is hereby filed with the delivery of this letter.

SB-2/A2/3

General

1.

Given the number of shares of common stock outstanding before the warrant transaction held by persons others than the selling securityholders, affiliates of those selling securityholders, and affiliates of CapSource, we are unable to concur with your view in response to prior comment 1 that the offering of the shares of common stock issuable upon exercise of warrants held by Pandora and Whitebox is not a primary offering.

Ms. Jennifer Hardy

July 25, 2007

Since CapSource is ineligible to conduct a primary offering on Form S-3, CapSource is ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for the shares of common stock issuable upon exercise of warrants held by Pandora and Whitebox. CapSource must:

•	File a registration statement for the “resale” offering at the time of each conversion because CapSource is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).
•	Identify the selling securityholders as underwriters in the registration statement.
•	Include the price at which the underwriters will sell the securities.

Alternatively, CapSource may proceed with an offering under this registration statement by removing the shares of common stock issuable upon exercise of warrants held by Pandora and Whitebox.

Response to No 1: Based on discussions and correspondence with your office, you have informed us that you will not object to our proceeding with the registration as it is currently structured under the specific facts and circumstances. We appreciate your consideration and response on this issue.

2.

We note your statement in response to prior comments 7 and 8 that “it is unlikely that the warrants will be exercised unless the market price exceeds $.90 per share, and tabular disclosure of the item outlined above would not be meaningful.” We are unable to concur with your view that tabular disclosure would not be meaningful because disclosures on the prospectus’ outside front cover page and page 36 state that the average of the bid and asked prices of CapSource’s common stock was $1.23 per share on April 19, 2007 and the average of the high and low bid prices of CapSource’s common stock was $2.10 during the quarter ended December 31, 2006, $2.50 during the quarter ended September 30, 2006, and $2.00 during the quarter ended June 30, 2006. Thus, we reissue the comments in their entirety.

Response to No 2: We have added a table to page 14 entitled Value of Shares of Common Stock Underlying the Warrants Held by Whitebox Intermarket Partners L.P. and Pandora Select Partners L.P.

Executive Compensation, page 20

3.

Although disclosure states that the summary compensation table provides information on compensation during each of the past three years, only two years are included in the table. Small business issuers are required to provide information only for the last two fiscal years. See Item 402(b)(1) of Regulation S-B. Further, the new disclosure requirements and related rules for executive compensation published in Release No. 33-8732A include a transition provision that allows inclusion of a summary compensation table under the new rules with only the last year of compensation. Please revise.

Ms. Jennifer Hardy

July 25, 2007

Response to No 3: We have revised the introductory language and the table on page 22 to provide and display information on executive compensation for the last year.

Security Ownership of Certain Beneficial Owners and Management, page 22

4.

We are unable to locate a response to prior comment 13. As requested previously, for a beneficial owner such as Pandora that is not a natural person, identify the natural person or persons having sole or shared investment and voting control over the securities held by the beneficial owner.

Response to No 4: We had disclosed in footnote 2 to the table of selling stockholders on page 15 that Andrew Redleaf holds sole voting and investment control over these common shares and warrants as the managing member of Whitebox Advisors, LLC, which is the managing member of both Pandora Select Advisors, LLC and Whitebox Intermarket Advisors, LLC, the general partners of Pandora Select Partners L.P. and Whitebox Intermarket Partners L.P., respectively. We have added a similar disclosure to footnote 3 to the table of Security Ownership of Certain Beneficial Owners on page 23.

Liquidity and Capital Resources, page 32

5.

You mention on page 32 that net cash used in operating activities for the year ended December 31, 2006 increased compared to the same period of last year, primarily due to the growth in inventory and rents and accounts receivable, partially offset by the increase in accounts payable and customer deposits. In fact, we note that inventory and accounts payable have increased $12.4 million and $9.3 million, respectively, during 2006. In your amended document, please include a more detailed discussion of the events that have contributed to such significant increases and how and when these balances will ultimately be relieved.

Response to No 5: We have included additional discussion on page 33 related to the increase in inventory and accounts payable.

(1)   Summary of Significant Accounting Policies, page F-8

(b)   Liquidity, page F-8

6.

We have read your response to comment 16 in our letter dated February 2, 2007. You have indicated that you have modified your classification of the Navistar floor plan financing and related payments as financing cash inflows and outflows as stated in your original Form SB-2 filing and in accordance with Joel Levine’s December 6, 2005 speech. We note that these amounts are material given your amended June 30, 2006 and

Ms. Jennifer Hardy

July 25, 2007

September 30, 2006 Forms 10-QSB/A and assume that they are aggregated with other items in your amended Form SB-2/A statements of cash flows. As such, please revise your document to either separately state these amounts on your statements of cash flows on a gross basis, or disclose the amounts in your notes to the financial statements and tell us where you have aggregated such amounts on your statements of cash flows.

Response to No 6: We have revised the Form SB2 /A4, inserting a new Note #8 to the Notes to Financial Statements of the December 31, 2006 Financial Statements, and disclosing additional information in Note #5 of the Notes to Financial Statements of the March 31, 2007 Financial Statements. The additional information includes disclosure of the gross activity of the cash inflows and outflows related to the floor plan financing.

7.

We note in particular your response to comment 16(2) in our letter dated February 2, 2007 where you clarify that the amounts due to Hyundai are classified as trade payables, not trade loans. Please address the following in your amended document:

•	Disclose separately on the face of your balance sheet or in your notes to the financial statements the amounts in inventory and accounts payable related to your floor plan arrangement.

Response to No 7(1): We have inserted new Notes #8 and #9 to the Notes to Financial Statements of the December 31, 2006 Financial Statements, including additional information regarding inventory, accounts payable and floor plan financing.

•	Disclose the terms of your borrowings, including the fact that the payables do not carry any finance charges, nor are they secured by inventory.

Response to No 7(2): We added new Note #9 to the Notes to Financial Statements of the December 31, 2006 Financial Statements, to include information regarding inventory and related accounts payable.

•	Describe the nature of the remaining accounts payable not related to the floor plan arrangement.

Response to No 7(3): We added new Note #9 to the Notes to Financial Statements of the December 31, 2006 Financial Statements to include information regarding the remaining accounts payable not related to the purchase of inventory.

8.

Address the need to further amend your Forms 10-QSB/A for the quarters ended June 30, 2006 and September 30, 2006 as well as your Form 10-KSB for the year ended December 31, 2006 to reflect the correct cash flow classifications for amounts related to your floor plan financing arrangement. Refer to our prior comment 16(5) in our letter dated February 2, 2007 related to restatement scenarios.

Ms. Jennifer Hardy

July 25, 2007

Response to No 8: Concurrent with the filing of Form SB-2/A-4, we will amend our Form 10-KSB for the year ended December 31, 2006, and Forms 10-QSB for the quarters ended June 30, 2006 and September 30, 2006, to include the additional information indicated above.

(10) Commitments and Contingencies, page F-20

9.

We have read your response to comment 17 in our letter dated February 2, 2007. It appears that the transfer of consideration under the registration payment arrangement became probable and was reasonably estimated subsequent to the inception of the arrangement since you have recognized a liability of $138,000 as of December 31, 2006 in accordance with paragraph 10 of FSP EITF 00-19-2. Please confirm our understanding. If not, please tell us your consideration of paragraph 9 of the aforementioned FSP.

Response to No 9: We confirm your understanding that the transfer of consideration under the registration payment arrangement became probable and was reasonably estimated subsequent to the inception of the arrangement. During the three month period ended December 31, 2006, because the deadline of having a registration statement declared effective within 180 days of the May 1, 2006 investment date had passed, it became probable that a penalty fee of $23,000 would be payable for each month effectiveness was delayed. Concurrently, and in conjunction with the issuance of FSP EITF 00-19-2, we adopted the provisions of this FSP for the year ended December 31, 2006.

Exhibit 5.1

10.

Refer to prior comment 19. For the number of shares of common stock issued and outstanding, limit the number of shares in the fourth paragraph to those being registered for resale under this registration statement. As drafted, it would appear that all of the 20,433,321 issued and outstanding shares and all of the 9,851,998 shares underlying outstanding warrants are being registered.

Response to No 10: We have made this change in our opinion letter.

Ms. Jennifer Hardy

July 25, 2007

10-KSB

Forward Looking Statements, page 1

11.

Refer to comments 5 and 22 in our February 2, 2007 letter. As requested previously, please delete the phrase “within the meaning of applicable securities legislation” and the statement “The SEC encourages companies to disclose forward-looking statements....” Alternatively, explain that CapSource is ineligible to rely on the safe harbor provision for forward-looking statements contained in applicable securities legislation.

Response to No 11: We have deleted both statements in our amended 10-KSB.

Item 8A. Controls and Procedures, page 17

12.

Refer to comment 33 in our November 1, 2006 letter. As requested previously, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Exchange Act.

Response to No 12: We have amended the 10-KSB to provide that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

13.

Refer to comment 34 in our November l, 2006 letter. As requested previously, revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4. of Release No. 34-47986.

Response to No 13: We have revised the 10-KSB to provide that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Item 10. Executive Compensation, page 22

14.

As noted above, only two years are included in the summary compensation table although the introductory paragraph states that the table provides information on compensation during each of the past three years. Please revise in future filings.

Ms. Jennifer Hardy

July 25, 2007

Response to No 14: We have made this revision in our amended 10-KSB. Our future filings will also reflect this comment.

Item 11. Security Ownership of Certain Beneficial Owners and Management, page 25

15.

Refer to comment 13 in our February 2, 2007 letter. For a beneficial owner such as Pandora that is not a natural person, identify the natural person or persons having sole or shared investment and voting control over the securities held by the beneficial owner.

Response to No 15: As noted in our response to item No. 4, we have added disclosure in footnote 3 to the table of Security Ownership of Certain Beneficial Owners that Andrew Redleaf holds sole voting and investment control over these common shares and warrants as the managing member of Whitebox Advisors, LLC, which is the managing member of both Pandora Select Advisors, LLC and Whitebox Intermarket Advisors, LLC, the general partners of Pandora Select Partners L.P. and Whitebox Intermarket Partners L.P., respectively.

Exhibits 31.1 and 31.2

16.

Refer to comment 33 in our February 2, 2007 letter. As requested previously, since Item 601(b)(31) of Regulation S-B does not include the statement beginning with the words “A signed original of this written statement” after the certifications under 5(a) and 5(b), please delete the paragraph.

Response to No 16: We have deleted this paragraph in our amended 10-KSB.

8-K/A3 dated May 1, 2006 and filed April 20, 2007

Exhibit 10.4

17.	Refer to comment 29 in our February 2, 2007 letter. We are unable to locate these attachments in the refiled exhibit:
•	Schedule 1.1(c).
•	Schedule 1.2(b).
•	Schedule 2.1(a); see section 4.5 of the exhibit.
•	Schedule 3.7.
•	Schedule 4.3.
•	Schedule 4.9.
•	Schedule 4.11.

Ms. Jennifer Hardy

July 25, 2007

•	Schedule 4.13(b).
•	Schedule 4.13(d).
•	Schedule 4.15(b).
•	Schedule 4.18.
•	Schedule 5.3.
•	Exhibit 9.1; see section 9.1(d) of the exhibit.

Please refile the exhibit in its entirety.

Response to No 17: We have refiled the exhibits with the word “none” signifying in each case that no such schedule was prepared for the transaction.

Closing

We hereby file amendments to the SB-2, Form 10-KSB for the year ended December 31, 2006, Forms 10-QSB for the quarters ended June 30, 2006, September 30, 2006 and Form 8-K dated May 1, 2006 and filed April 20, 2007 in response to your the comments. Under separate cover, we will provide us three marked courtesy copies of the amendments. All supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments is also included.

In addition, we also draw your attention to the fact that on July 20, 2007, Wayne Hoovestol resigned as a director as reported in our Current Report on Form 8-K, filed July 23, 2007.

Very truly yours,

/s/ David B. Dean

David B. Dean

cc:	Mr. Steven Reichert

Vice President, General Counsel

CapSource Financial, Inc.

1729 Donegal Drive

Woodbury, MN 55125